UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

360 E. Jackson Street, Medford, Oregon	97501
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 541-776-6868

(Former name or former address, if changed since last report) Not applicable

Item 7. Financial Statements and Exhibits

    (a)   Financial statements of business acquired.

            Not applicable.

    (b)   Pro forma financial information.

            Not applicable.

    (c)   Exhibits.

            The following Exhibits are filed as part of this Report.

Exhibit 99.1	1st Quarter 2004 Press Release
Exhibit 99.2	Quarterly Dividend Press Release
Exhibit 99.3	Proposed Convertible Debt Offering Press Release
Exhibit 99.4	Acquisition of Two Stores in Alaska Press Release

Item 12. Regulation FD Disclosure

On April 26, 2004, Lithia Motors, Inc. issued four press releases, including certain forward looking statements, disclosing earnings for the quarter ended March 31, 2004, declaration of a cash dividend, the offering of senior subordinated convertible notes, and the acquisition of two stores in Alaska. All of the information in the press releases, appearing in Exhibits 99.1, 99.2, 99.3, and 99.4, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

            LITHIA MOTORS, INC.
            (Registrant)

Date: April 26, 2004   By: /s/ Kenneth E. Roberts
                         Kenneth E. Roberts
                         Assistant Secretary

Exhibit 99.1



LITHIA MOTORS REPORTS A 75% INCREASE IN NET INCOME; EARNINGS PER SHARE OF 40 CENTS AND RECORD Q1 REVENUES

Lithia Motors' First-quarter 2004 Highlights for continuing operations:

Operating Income:	+49%
Net Income:	+75%
Earnings Per Share:	+67%
Retail Same-Store Sales:	+1.7%

MEDFORD, OREGON, APRIL 26, 2004 (5:00 a.m. PDT) - Lithia Motors, Inc. (NYSE: LAD) today announced that first quarter 2004 net income from continuing operations increased 75% to $7.6 million from $4.3 million in the first quarter of 2003. Earnings per share from continuing operations increased 67% to $0.40 as compared to $0.24 in the first quarter of 2003. This was on 5% more diluted shares outstanding.

First quarter 2004 sales increased 14% to $637.8 million as compared to $559.6 million in the same period last year. New vehicle sales increased 15%, used vehicle sales increased 10%, parts/service sales increased 23%, and finance/insurance sales increased 15%.

Sid DeBoer, Lithia's Chairman and CEO, commented, "The first quarter results were driven by growth in sales and better margins. Our operating margin improved by 60 basis points for the quarter."

"Combined new and used retail vehicle sales improved with retail vehicle same-store sales up nearly 1%. Retail new and used margins also demonstrated improvements leading to growth in same-store retail vehicle gross profits of nearly 5%. New vehicle same-store sales have now grown for five consecutive quarters. The used vehicle sales market has continued to stabilize and show signs of improvement. Lithia's strategy of producing strong new vehicle sales combined with high sales rates for our Lifetime Oil & Filter product is starting to demonstrate results in the parts and service department. Parts and Service same-store sales for the quarter were up 8.0%. Parts and service same-store sales have now grown for 3 consecutive quarters."

"Total retail same-store sales for the quarter were up 1.7%. All business lines produced positive growth in same-store gross profits for the quarter," concluded Mr. DeBoer.

Jeffrey B. DeBoer, Senior Vice President and CFO added, "For the full-year 2004, we are raising earnings guidance from continuing operations to a range of $2.06 to $2.14 per diluted share. We expect second quarter earnings per share in the range of $0.51 to $0.53."

"In the first quarter, we completed two acquisitions; a Chrysler-Jeep store in Reno, Nevada and a Chevrolet store in Helena, Montana. The two stores have approximately $95 million in annualized revenues."

Lithia Motors will be providing more detailed information on the results for the first quarter 2004 in its conference call scheduled for 7 a.m. PDT today. The call can be accessed live by calling 973-582-2700. To listen to a live webcast or hear a replay, log-on to: **www.lithia.com** - go to Investor Relations - and click on the Live Webcast icon.

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 25 brands of new vehicles and operates 80 stores and 149 franchises in 12 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 95,255 new and used vehicles and had $2.51 billion in total revenue in 2003.

This press release includes forward looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation economic conditions, acquisition risk factors and others set forth from time to time in the company's filings with the SEC. Specific risks in this press release include anticipated revenues of recently acquired stores, projected 2004 earnings per share guidance, comfort with analyst earnings expectations for the second quarter and market condition assumptions.

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: invest@lithia.com) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 (dretzlaff@lithia.com) or log-on to: www.lithia.com - go to About Lithia - Investor Relations

LITHIA MOTORS, INC.
(In Thousands except per share and unit data)

| Unaudited | Three Months Ended | | $Increase | % Increase |
| | March 31, | | (Decrease) | (Decrease) |
	2004	**2003**		
New Vehicle Sales	$353,601	$308,494	$45,107	14.6%
Used Vehicle Sales	189,906	172,096	17,810	10.3
Service, Body & Parts Sales	69,426	56,485	12,941	22.9
Finance & Insurance	23,385	20,410	2,975	14.6
Fleet & Other Revenues	1,531	2,075	(544)	(26.2)
Total Revenues	**637,849**	**559,560**	**78,289**	**14.0**
Cost of Sales	531,615	471,073	60,542	12.9
Gross Profit	106,234	88,487	17,747	20.1
SG&A Expense	85,187	74,229	10,958	14.8
Depreciation/Amortization	2,954	2,131	823	38.6
Income from Operations	**18,039**	**12,127**	**5,966**	**49.2**
Flooring Interest Expense	(3,616)	(3,546)	70	2.0
Other Interest Expense	(1,740)	(1,388)	352	25.4
Other Expense, net	(339)	(147)	192	130.6
Income from continuing operations				
before income taxes	**12,398**	**7,046**	**5,352**	**76.0**
Income Tax Expense	4,836	2,731	2,105	77.1
Income Tax Rate	39.0%	38.8%		
Net Income from continuing ops.	**7,562**	**4,315**	**3,247**	**75.2**
Loss from discontinued				
operations, net of income taxes	(83)	(150)	(67)	(44.7)
Net Income	**$7,479**	**$4,165**	**$3,314**	**79.6%**
Diluted Net income per share:				
Continuing Operations	$0.40	$0.24	$0.16	66.7%
Discontinued Operations	(0.01)	(0.01)		
Net Income	**$0.39**	**$0.23**	**$0.16**	**69.6%**
Diluted Shares Outstanding	19,111	18,272	839	4.6%

Unit Sales:	**2004**	**2003**		
New Vehicle	12,845	12,010	835	7.0%
Used - Retail Vehicle	10,777	9,752	1,025	10.5
Used - Wholesale	6,087	6,147	(60)	(1.0)
Total Units Sold	29,709	27,909	1,800	6.4

Average Selling Price:				
New Vehicle	$27,528	$25,686	$1,842	7.2%
Used - Retail Vehicle	14,634	14,498	136	0.9
Used - Wholesale	5,289	4,996	293	5.9

Key Financial Data:				
Gross Profit Margin	16.7%	15.8%		
SG&A as a % of Sales	13.4%	13.3%		
Operating Margin	2.8%	2.2%		
Pre-Tax Margin	1.9%	1.3%		
Total Retail Same-Store Sales	1.7%	0.7%		

LITHIA MOTORS, INC.

Balance Sheet Highlights (Dollars in Thousands)

	March 31, 2004 Unaudited	December 31, 2003
Cash & Cash Equivalents	$39,813	$74,408
Trade Receivables*	85,128	86,908
Inventory	482,212	445,281
Assets Held for Sale	15,673	20,408
Other Current Assets	9,548	9,932
Total Current Assets	**632,374**	**636,937**
Real Estate, net	179,527	164,676
Equipment & Leases, net	64,173	62,637
Goodwill, net	212,829	207,027
Other Assets	33,782	31,505
Total Assets	**$1,122,685**	**$1,102,782**
Floorplan Notes Payable	$407,179	$378,961
Liabilities Held for Sale	8,874	13,045
Other Current Liabilities	92,449	84,865
Total Current Liabilities	**508,502**	**476,871**
Used Vehicle Flooring	58,950	56,267
Real Estate Debt	88,999	80,159
Other Long-Term Debt	66,005	98,308
Other Liabilities	33,534	32,251
Total Liabilities	**755,990**	**743,856**
Shareholders' Equity	366,695	358,926
Total Liabilities & Shareholders' Equity	**$1,122,685**	**$1,102,782**

* Includes contracts-in-transit of $42,541 and $44,709 for 2004 and 2003.

Other Balance Sheet Data (Dollars in Thousands)

Current Ratio	1.2x	1.3x
LT Debt/Total Cap. (Excludes Used - Vehicle Flooring)	30%	33%
Working Capital	$123,872	$160,066

EXHIBIT 99.2



LITHIA MOTORS INC. DECLARES QUARTERLY DIVIDEND OF $0.07 PER SHARE FOR THE FIRST QUARTER OF 2004

MEDFORD, OREGON, April 26, 2004 (5:00 a.m. PDT) - Lithia Motors, Inc. (NYSE: LAD) today announced that it has declared a dividend of $0.07 per share for the first quarter of 2004. Shareholders of record as of May 7, 2004 will receive the dividend that will be payable May 21, 2004.

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 25 brands of new vehicles and operates 80 stores and 149 franchises in 12 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 95,255 new and used vehicles and had $2.51 billion in total revenue in 2003.

Additional Information

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: invest@lithia.com) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 or log-on to: www.lithia.com - go to About Lithia - Investor Relations

EXHIBIT 99.3



LITHIA MOTORS, INC. ANNOUNCES PROPOSED CONVERTIBLE DEBT OFFERING

MEDFORD, OREGON, APRIL 26, 2004 (5:00 a.m. PDT) - Lithia Motors, Inc. (NYSE: LAD) today announced that it proposes to offer $85 million of senior subordinated convertible notes due 2014, through a Rule 144A offering to qualified institutional buyers. These notes will be senior subordinated obligations of the Company and will be convertible into Lithia Motors Class A common stock at a price to be determined. The Company has granted the initial purchasers of the notes an option to purchase an additional $15 million principal amount of the notes.

The notes are expected to be redeemable at the Company's option beginning on May 6, 2009 at a redemption price of 100% of the principal amount plus accrued interest, if any. Holders of the notes are expected to have the right to require the Company to repurchase all or some of their notes on May 1, 2009 and upon certain events constituting a fundamental change.

The Company intends to use the net proceeds from this offering to pay off amounts currently outstanding on its used vehicle and working capital line and to pay portions of its new vehicle flooring notes payable or for other corporate purposes. The Company's used vehicle and working capital line will remain available for future borrowings.

The notes and common stock issuable upon conversion of the notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended.

This press release includes forward looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation risk factors set forth from time to time in the Company's filings with the SEC. Specific risks in this press release include market and other conditions or events that may affect the Company's ability to complete the proposed financing or to use the net proceeds as intended.

Contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: invest@lithia.com) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 (dretzlaff@lithia.com) or log-on to: www.lithia.com - go to About Lithia - Investor Relations.

EXHIBIT 99.4



LITHIA MOTORS ACQUIRES TWO CHEVROLET STORES LOCATED IN ANCHORAGE AND WASILLA, ALASKA

MEDFORD, OREGON, April 26, 2004 (5:00 a.m. Pacific) - Lithia Motors, Inc. (NYSE: LAD) announced today that it will be acquiring Tony Chevrolet of Anchorage and Tony Chevrolet of Wasilla located in Alaska. The stores will be renamed Chevrolet of South Anchorage and Chevrolet of Wasilla. The stores have combined annualized sales of approximately $125 million. With this acquisition, Lithia will have acquired approximately $220 million in annualized revenues in 2004. Closing of the transaction is anticipated within the next 10 days.

Lithia Motors Chairman and CEO Sid DeBoer commented, "We first entered the Anchorage, Alaska market in January of 2001 with the purchase of a Chrysler Jeep store. Later in that year, we completed a new facility and opened a new Dodge store. In February of 2003, we made a purchase of a Hyundai store and in that same year, we acquired a Chevrolet Cadillac store in Fairbanks. Alaska has been a solid performing market for Lithia over the past three years. The two new stores will contribute to our continued growth in the Alaska market."

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 25 brands of new vehicles and operates 80 stores and 149 franchises in 12 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 95,255 new and used vehicles and had $2.51 billion in total revenue in 2003.

This press release includes forward looking statements; within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995 which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty including estimated annualized sales assumptions and the ability of the company to complete additional acquisitions in the current year, as well as others set forth from time to time in the company's filings with the SEC. Actual results could differ materially due to these risk factors. Specific risks in this press release include estimated sales, completion of the transaction and continued growth in the Alaska market.

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: invest@lithia.com) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 or log-on to: Lithia.com - About Lithia - Investor Info.